

SECURIT[illegible] 10035435 [illegible]N

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~A025427~~ 41727

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CFD Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2704 S Goyer Road
(No. and Street)

Kokomo (City) IN (State) 46902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brent Owens 765-453-9600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPAs
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Pkwy, 3rd floor, Indianapolis, IN 46240-0368
(Address) (City) (State) (Zip Code)


SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR - 1 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brent Owens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CFD Investments, Inc, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brent Owens
Signature

President
Title

Chandra L. Collins
Chandra Collins
Notary Public
comm exp. 8 15 17

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFD INVESTMENTS, INC.
Financial Statements
Year Ended December 31, 2009

CFD INVESTMENTS, INC.

TABLE OF CONTENTS


SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

We have audited the accompanying statements of financial condition of CFD INVESTMENTS, INC., as of December 31, 2009, and the related statements of income and changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of CFD INVESTMENTS, INC., as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Somerset CPAs PC

February 23, 2010

CFD INVESTMENTS, INC.
Statement of Financial Condition
December 31, 2009

Assets

Current Assets	
Cash and cash equivalents	$ 306,429
Deposit with clearing organizations	125,078
Commissions and fees receivable	260,854
Prepaid expenses and deposits	97,215
Refundable income taxes	17,204
Total Current Assets	806,780
Other Assets	
Marketable securities	29,730
Cash surrender value of life insurance	69,059
Investments in affiliate	152,508
Total Other Assets	251,297
Total Assets	$ 1,058,077

Liabilities and Shareholder's Equity

Current Liabilities	
Accounts payable	$ 78,130
Commissions payable	194,331
Deferred income taxes	6,662
Total Current Liabilities	279,123
Shareholder's Equity	
Common stock	376,625
Additional paid-in capital	15,500
Retained earnings	375,941
Accumulated other comprehensive income	10,888
Total Shareholder's Equity	778,954
Total Liabilities and Shareholder's Equity	$ 1,058,077

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2009

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder's Equity
Balance at December 31, 2008, as previously reported	$ 376,625	$ 15,500	$ 368,789	$ 0	$ 760,914
Adjustment to record unrealized gain on marketable securities, net of tax			(15,439)	15,439	0
Adjustment to record cash surrender value of life insurance policy			3,965		3,965
Adjustment to record prepaid expenses			80,027		80,027
Balance at December 31, 2008, as restated	376,625	15,500	437,342	15,439	844,906
Unrealized loss in marketable securities, net of tax				(4,551)	(4,551)
Net loss			(61,401)		(61,401)
Balance at December 31, 2009	$ 376,625	$ 15,500	$ 375,941	$ 10,888	$ 778,954

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Commissions and fees	$ 11,870,486
Other income	226,346
Investment income	6,247
Total Revenues	12,103,079
Operating Expenses	
Commissions expense	9,929,386
Employee leasing/salaries	808,995
Clearing costs and fees	288,377
Advertising and promotion	262,259
Computer lease and maintenance	166,880
Professional services	158,138
Office expenses	157,431
Rent	120,000
Education, seminars and meetings	68,235
Repairs and maintenance	62,237
Other expenses	51,778
Registrations, licenses and assessments	50,604
Travel and entertainment	31,757
Technology fees	26,945
Interest expense	8,122
Total Operating Expenses	12,191,144
Loss from Operations	(88,065)
Other Income	
Equity in net income of affiliate	6,772
Net Loss Before Taxes	(81,293)
Income Taxes	
Federal and state income tax benefit	(19,892)
Net Loss	$ (61,401)

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Comprehensive Income
For the Year Ended December 31, 2009

Net Loss	$ (61,401)
Other Comprehensive Loss	
Unrealized holding losses on marketable securities arising during the year, net of tax of $(2,784)	(4,551)
Comprehensive Loss	$ (65,952)

See accompanying notes.

CFD INVESTMENTS, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash Flows from Operating Activities	
Net loss	$ (61,401)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Provision for deferred income taxes	(5,639)
Equity in net income of affiliate	(6,772)
Increase in commissions receivable	(28,177)
Increase in prepaid expenses and other assets	(64,421)
Increase in accounts payable	12,911
Increase in commissions payable	194,331
Decrease in income tax payable	(9,171)
Net cash provided by operating activities	31,661
Cash Flows from Financing Activities	
Repayment of note payable	(25,000)
Net Increase in Cash and Cash Equivalents	6,661
Cash and Cash Equivalents, Beginning of Year	299,768
Cash and Cash Equivalents, End of Year	$ 306,429

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

CFD Investments, Inc. (the Company), was incorporated in 1986 under the laws of the state of Indiana. The Company is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA), (formerly known as the National Association of Securities Dealers (NASD)), the Securities and Exchange Commission (SEC) and various states within the United States.

The Company operates as an introducing broker on a fully disclosed basis, and forwards all transactions to its clearing brokers. Accordingly, the Company operates under the exemptive provision of the SEC Rule 15c3-3(k)(2)(ii).

Revenue Recognition

The Company recognizes revenue through commissions generated by effecting trades for its customers. Customers' securities transactions are recorded on a settlement date basis. Securities transactions of the Company are recorded on a trade date basis.

The Company recognizes revenue on its variable annuity and mutual funds products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrue interest on past due receivables.

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Investment in Debt and Marketable Equity Securities

The Company has an investment in a marketable equity security that is listed and traded on a national exchange.

The Company's investment in marketable equity securities have been classified as available-for-sale and are stated at fair value. Unrealized holding gains and losses are reported in other comprehensive income.

Dividends on marketable equity securities are recognized in income when declared. Realized gains and losses, including losses from declines in value of specific securities determined by management to be other-than-temporary, are included in income. Realized gains and losses are determined on the basis of average cost of securities sold.

Fair Value Measurements

The Company adopted FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements on January 1, 2008, for financial and other assets and liabilities that are carried at fair value on a recurring basis. As permitted, the Company deferred adoption for non-financial assets and liabilities until January 1, 2009.

ASC 820 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (or exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances.

The fair value hierarchy input levels are as follows:

- Level 1 - Quoted market prices in active markets for identical assets or liabilities that are accessible at the measurement date.
- Level 2 - Observable inputs other than quoted market prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, or quoted market prices for identical or similar assets or liabilities in markets that are not active.
- Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Fair Value Measurements (Continued)

As of December 31, 2009, the Company held certain financial assets that are required to be measured at fair value on a recurring basis. The following table presents information on these assets as well as the fair value hierarchy used to determine their fair value:

	Level 1: Quoted Prices in Active Markets for Identical Assets	Level 2: Significant Other Observable Inputs	Level 3: Significant Unobservable Inputs	Total Fair Value at December 31, 2009
Cash equivalents	$ 266,063	$ 0	$ 0	$ 266,063
Marketable securities	69,059	0	0	69,059
Total Assets	$ 335,122	$ 0	$ 0	$ 335,122

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") issued ASC 810 (originally issued as SFAS No. 167, "Amendments to FASB Interpretation No. 46(R)". Among other items, ASC 810 responds to concerns about the application of certain key provisions of FIN 46(R), including those regarding the transparency of the involvement with variable interest entities. ASC 810 is effective for calendar year companies beginning on January 1, 2010.
The Company does not believe the adoption of ASC 810 will have a significant impact on its financial position, results of operations, cash flows, or disclosures.

In June 2009, the FASB issued SFAS No. 168, *The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles (a replacement of FASB Statement No. 162)* ("SFAS 168"). ASC SFAS 168 establishes the FASB Accounting Standards Codification ("Codification") as the single source of authoritative GAAP. The Codification does not create any new GAAP standards but incorporates existing accounting and reporting standards into a new topical structure. The Codification was effective for the Company July 1, 2009, and beginning with this report, a new referencing system will be used to identify authoritative accounting standards, replacing the existing references to SFAS, EITF, FSP, etc. Existing standards will be designated by their *Accounting Standards Codification ("ASC")* topical reference and new standards will be designated as *Accounting Standards Updates*, with a year and assigned sequence number.

Income Taxes

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

Note B - Investment in Marketable Equity Securities:

The following is a summary of the Company's investment in available-for-sale securities at December 31, 2009:

Investment	Aggregate Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Marketable equity securities	$ 12,180	$ 17,550	$ 0	$ 29,730

The net change in the unrealized holding gain (loss) on available-for-sale securities of $(7,335) at December 31, 2009 is included in the determination of other comprehensive income.

Note C - Income Taxes:

Income tax expense (benefit) for the year ended December 31, 2009, is as follows:

Current:	
Federal	$ (15,900)
State	(3,992)
	(19,892)
Deferred:	
Federal	0
State	0
	0
Income tax expense (benefit)	$ (19,892)

The net deferred tax liability of $6,662 results from the unrealized gains on marketable securities as reflected in Accumulated Other Comprehensive Income.

Effective January 1, 2009, authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2009.

The Company's federal and various state income tax returns for 2006 through 2009 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note D - Common Stock:

The Company has two classes of capital stock. The Company has common stock that has equal rights, preferences, qualifications, limitations and restrictions. The Company also has preferred stock which is designated as 10% non-cumulative stock.

The following summarizes the Company's shares of common stock at December 31, 2009:

	Common Stock	Preferred Stock
Authorized	500	500
Issued	382	0
Outstanding	382	0

Note E - Related Party Transactions:

The Company leases its shared operating facility from a related party, a partnership in which the Company is also a member. Lease expense is $10,000 per month beginning in 2007. The financial statements include $120,000 in rents for the year ended December 31, 2009. The lease agreement requires minimum lease payments of $10,000 monthly from January 1, 2007 to December 31, 2016.

Future minimum commitments under these agreements are as follows at December 31, 2009:

Year Ending December 31,	
2010	$ 120,000
2011	120,000
2012	120,000
2013	120,000
2014	120,000
Later Years	240,000
	$ 840,000

Note F - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with several financial institutions. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note G - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $50,000. At December 31, 2009, the Company's net capital was $424,690 which was $374,690 in excess of its minimum net capital requirement.

Note H - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the year ended December 31, 2009, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note I - Management Evaluation of Subsequent Events:

The Company has evaluated subsequent events through February 23, 2010, the date on which the financial statements were available to be issued.

Note J - Prior Period Adjustments:

An adjustment was recorded by the Company in order to record the unrealized gain on marketable securities held by the Company during the prior year. The prior year retained earnings balance has been decreased by the amount of $15,439 and accumulated other comprehensive income has been increased by $15,439 in order to reflect the unrealized gain on the marketable securities as of December 31, 2008.

An adjustment was recorded by the Company in order to record cash surrender value of a life insurance policy in which the Company is named the beneficiary. The prior year retained earnings balance has been increased by the amount of $3,965 and total assets has been increased by $3,965 in order to reflect the adjustment as of December 31, 2008.

An adjustment was recorded by the Company in order to record prepaid expenses of the Company during the prior year. The prior year retained earnings balance has been increased by the amount of $80,027 and total assets has been increased by $80,027 in order to reflect the adjustment as of December 31, 2008.


SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on the Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

Our report on our audit of the 2009 basic financial statements of CFD INVESTMENTS, INC., appears on page 1. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs PC

February 23, 2010

CFD INVESTMENTS, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2009

Net Capital	
Total Shareholder's Equity	$ 778,954
Deductions and/or Charges	
Receivables from non-customers	2,940
Investment in affiliate	152,508
Other assets	183,478
Total Deductions and/or Charges	338,926
Net Capital Before Haircuts on Securities Positions	440,028
Haircuts on Other Securities	15,338
Net Capital	$ 424,690
Aggregate Indebtedness	
Items Included in Statement of Financial Condition	
Accounts payable and commissions payable	$ 272,461
Other liabilities	6,662
Total Aggregate Indebtedness	$ 279,123
Computation of Basic Net Capital Requirement	
Minimum Net Capital Required	$ 50,000
Excess Net Capital	$ 374,690
Excess Net Capital at 1000%	$ 396,778
Ratio: Aggregate Indebtedness to Net Capital	0.66 to 1
Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2009)	
Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 386,759
Effect of audit adjustments on accounts included in the net capital calculation	37,931
Net Capital per Above	$ 424,690



3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
CFD INVESTMENTS, INC.
Kokomo, Indiana

In planning and performing our audit of the financial statements of CFD INVESTMENTS, INC., (the Company) for the year ended December 31, 2009, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3-(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We have identified the following deficiency that we consider to be a material weakness, as defined above. While conducting our audit, we encountered certain material items that resulted in current and prior period adjustments to the financial statements. These adjustments were the result of misapplication of generally accepted accounting principles that went undetected by the current internal control structure. We recommend management put in place policies and procedures that will establish a regular supervisory review of accounting transactions and reconciliations.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 23, 2010